UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS TWC.V

Media Release Sep 22, 2003

TWC SETTLES DEED FUND AND COMPLETES REORGANIZATION

SYDNEY, AUSTRALIA - As reported in the press release dated July 18, 2003, Trade Wind Communications Limited (TWC) placed two of its subsidiaries, Trade Wind Group Pty Ltd and Trade Wind Marketing Pty Ltd ("the Companies") into voluntary administration with effect from July 4, 2003.

As reported in the press release dated August 28, 2003, a second meeting of creditors was held where creditors of the Companies voted to accept a Deed of Company Arrangement (DOCA) put forward by TWC. The conditions of the DOCA provide for a Deed Fund of A$690,000 to be paid by TWC on or before September 15, 2003 in favour of the creditors. The effective dividend payable to the creditors is at the rate of approximately ten cents in the dollar (Australian).

TWC now reports that the Deed Fund of A$690,000 has been paid in favour of the creditors in full and final settlement of all claims under the DOCA.

As reported in the press release dated July 18, 2003, TWC is proposing to issue up to AUS$3,000,000 of secured convertible notes (the "Notes") to certain arms length investors. To date, funds in the amount of $1,035,000 have been received in respect of these Notes and further funds are expected in October and November. Issuance of the Notes remains subject to regulatory acceptance.

Trading in the shares of TWC on the TSX Venture Exchange remains halted at the request of TWC.

For the Board of Directors

Mal Hemmerling

Managing Director

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSX:TWC.V and TRWDF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication.

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the Toronto Ventures Exchange and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Web sites: http://www.tradewind.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: September 23, 2003

"Mal Hemmerling"
_____________________________
Mal Hemmerling
Managing Director & CEO